16006171

SEC Mail Processing Section

MAY 3 1 2016

Washington DC 409

SECU[illegible]

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity Wealth Management (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22nd Floor - 609 Granville Street
(No. and Street)

Vancouver (City) BC (State) V7Y 1H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don MacFayden (212)-389-8088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) BC (State) V7Y 1C7 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Don MacFayden ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity Wealth Management (USA) Inc. __________, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] MAY 27, 2016

Signature

CFO

Title

[signature] May 27, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACOB JORDAN
Comm. Exp. 10/05/2019
NOTARY PUBLIC
Comm. No. 01JO6331345
NEW YORK COUNTY, STATE OF NEW YORK

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Canaccord Genuity Wealth Management (USA) Inc.

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2016, and the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act* of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Canaccord Genuity Wealth Management (USA) Inc.** as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the *Securities Exchange Act* of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
May 26, 2016

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.
March 31, 2016

With

Report of Independent Registered Public Accounting Firm
[Confidential Pursuant to Rule 17a-5(e)(3)]

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2016 $
ASSETS	
Current	
Cash	1,714,925
Deposit with clearing broker *[note 5]*	450,000
Prepaid expenses	27,992
Due from affiliated companies *[note 6]*	9,592,028
	11,784,945
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	32,089
Total current liabilities	32,089
Contingencies and commitments *[note 7]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-up capital	617,846
Retained earnings	10,959,510
Total stockholder's equity	11,752,856
	11,784,945

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF INCOME

[Expressed in U.S. dollars]

Year ended March 31

	2016 $
REVENUES	
Commissions	1,113,298
Interest	16,090
Other	62,904
	1,192,292
EXPENSES	
Commissions	591,258
Clearing *[note 6]*	16,196
Communication and printing	17,090
Regulatory fees	56,755
Administrative costs *[note 6]*	249,094
Other	132,128
	1,062,521
Income before income taxes	129,771
Provisions for current income taxes	46,826
Net income for the year	82,945

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended March 31

	Class A common shares		Additional paid-in capital	Retained earnings	Total
	#	$	$	$	$
Balance, March 31, 2015	702	175,500	617,846	10,876,565	11,669,911
Net income for the year				82,945	82,945
Balance, March 31, 2016	**702**	**175,500**	**617,846**	**10,959,510**	**11,752,856**

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended March 31

	2016 $
OPERATING ACTIVITIES	
Net income for the year	82,945
Decrease in prepaid expenses	5,052
Decrease in accounts payable	(38,333)
Cash provided by operating activities	49,664
FINANCING ACTIVITIES	
Decrease in due from affiliated companies	55,123
Cash provided by financing activities	55,123
Net increase in cash during the year	104,787
Cash, beginning of year	1,610,138
Cash, end of year	1,714,925
Supplemental cash flow information	
Income taxes paid	-
Interest paid	501

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

March 31, 2016

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Revenue recognition

Commission revenue consists of revenue generated through commission based brokerage services, and is recognized on a trade-date basis.

Interest income consists of interest earned on cash deposited in bank accounts, on amounts due from affiliated companies and on a deposit held with Pershing LLC, and is recognized on an accrual basis.

Other revenue includes foreign exchange gains or losses, and administrative fee revenue.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 41.46% for the year is based on calculations pursuant to the tax sharing arrangement amongst the US consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statements, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average exchange rate prevailing during the period. Foreign currency transaction gains and losses are included in income in the period in which they occur.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability

[Expressed in U.S. dollars]

occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. ADOPTION OF NEW AND REVISED STANDARDS

Future accounting standard updates

Revenue recognition (ASU 2014-09, *Revenue from Contracts with Customers*)

The FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, that will supersede virtually all revenue recognition guidance in US GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other US GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

The new standard is effective for public entities for fiscal years beginning after 15 December 2017 and for interim periods therein. Early adoption is not permitted for public entities. Nonpublic entities are required to adopt the new guidance for fiscal years beginning after 15 December 2018, and interim periods within fiscal years beginning after 15 December 2019, and may adopt it as early as the public entity effective date. The Company is still in the process of assessing the impact of these changes.

[Expressed in U.S. dollars]

Going Concern (subsequent to adoption of ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*)

In August 2014 the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* The ASU is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. For all entities, the ASU is effective for annual periods ending after 15 December 2016 and interim periods within annual periods beginning after 15 December 2016. The Company is still in the process of assessing the impact of these changes.

Leases (ASU 2016-02, *Leases*)

The FASB issued ASU 2016-03, *Leases*, that will supersede previous lease accounting standards in US GAAP.

For public business entities, the standard is effective for annual periods beginning after December 15, 2018 (i.e., calendar periods beginning after January 1, 2019), and interim periods therein. For all other entities, the standard is effective for annual periods beginning after December 15, 2019 (i.e., calendar periods beginning after January 1, 2020), and interim periods after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, due from/to affiliated companies, accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments, with the exception of the amount due from affiliated companies as discussed below.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures limiting transactions with specific counterparties and assessing the credit worthiness of counterparties.

[Expressed in U.S. dollars]

There is a concentration of credit risk as an amount due from an affiliated company represents 81.38% of assets as at March 31, 2016 *[note 6]*.

5. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $450,000 at March 31, 2016.

6. RELATED PARTY TRANSACTIONS

The Company incurred $249,094 in administrative costs during the year ended March 31, 2016 for services provided by Canaccord Genuity Corp. ['CGC'].

As at March 31, 2016, $1,002 was owing to CGC for expenses incurred by CGC on behalf of the Company.

Included in due from affiliated companies are amounts owing from Canaccord Adams (Delaware) Inc. ["CADI"], for long-term advances less amounts due to it from the use of its tax losses:

	$
Promissory note and loan principal value	9,700,000
Accrued interest	1,509,041
Tax loss repayments	(3,288,647)
Total due from CADI	**7,920,394**

Included in due from affiliated companies are amounts owing from CADI in the form of promissory notes with no stated terms of repayment. The principal balance as at March 31, 2016 is $9,700,000. Subsequent to an agreement between the parties dated February 28, 2010, these notes bear no further interest effective as at that date.

Included in due from affiliated companies are amounts owing from Canaccord Adams Financial Group Inc. ["CAFGI"] for long-term advances less amounts due to it from the use of its tax losses in the current and preceding years:

[Expressed in U.S. dollars]

	$
Promissory note principal value	2,000,000
Tax loss repayments	(327,364)
Total due from CAFGI	**1,672,636**

Included in due from affiliated companies are amounts owing from CAFGI in the form of promissory notes with no stated terms of repayment. The principal balance as at March 31, 2016 is $2,000,000. These notes are not interest bearing.

7. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2016, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2016, the Company had net capital of $2,126,836 which was $2,076,836 in excess of the required net capital of $50,000.

Supplemental Information

Canaccord Genuity Wealth Management (USA) Inc. **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at March 31

	2016 $
Total stockholder's equity	11,752,856
Deductions and/or charges	
Total non-allowable assets	(9,620,020)
Other	(6,000)
Net capital	2,126,836
[a] Minimum net capital required (6 2/3% of aggregate indebtedness)	2,139
[b] Minimum dollar requirement	50,000
Minimum net capital (greater of a and b)	50,000
Excess net capital	2,076,836

Note:
There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2016 unaudited FOCUS Part II A Report.

Total non-allowable assets	
Prepaid expenses	27,992
Due from affiliated company	9,592,028
	9,620,020

Computation of aggregate indebtedness	
Total allowable liabilities from statement of financial condition	32,089
Total aggregate indebtedness	32,089

Percentage of total aggregate indebtedness to net capital	1.51%
Percentage of debt-equity total computed in accordance with Rule 15c3-1(d)	0%

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2016

The Company is exempt from the computation of reserve requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2016

The Company is exempt from the possession or control requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying **Canaccord Genuity Wealth Management (USA) Inc.** Exemption Report, in which (1) **Canaccord Wealth Management (USA) Inc.** [the "Company"] identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) [the "exemption provision"] and (2) the Company stated that it met the identified exemption provision throughout the period from April 1, 2015 to March 31, 2016, except as described in its exemption report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act* of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
May 26, 2016

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Board of Directors and Management of
Canaccord Genuity Wealth Management (USA) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Canaccord Genuity Wealth Management (USA) Inc.**, the Securities Investor Protection Corporation ["SIPC"], the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the *Securities Exchange Act* of 1934. We performed the procedures solely to assist the specified parties in evaluating **Canaccord Genuity Wealth Management (USA) Inc.**'s compliance with the applicable instructions of the General Assessment Reconciliation ["Form SIPC-7"] for the period ended March 31, 2016. **Canaccord Genuity Wealth Management (USA) Inc.**'s management is responsible for **Canaccord Genuity Wealth Management (USA) Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries within **Canaccord Genuity Wealth Management (USA) Inc.**'s bank statements. Based on the procedures performed, Ernst & Young noted no issues.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016 with the amounts reported in Form SIPC-7 for the year ended March 31, 2016. Based on the procedures performed, Ernst & Young noted that total revenue reported on the audited Form X-17A-5 for the year ended March 31, 2016 was $1,192,292 and total revenue reported in Form SIPC-7 was $1,192,793.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted no issues.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC 7 for the period ended March 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
May 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021025 FINRA MAR
CANACCORD GENUITY WEALTH MANAGEMENT (USA) INC
609 GRANVILLE ST SUITE 2200
VANCOUVER BC CD V7Y 1H2
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark van Koll
(604) 643-7050

2. A. General Assessment (item 2e from page 2) $ 2,841

B. Less payment made with SIPC-6 filed (exclude interest) (1,586)

____
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,255

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,255

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Canaccord Genuity Wealth Management (USA) Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of May, 2016.

Vice President, Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2015 and ending 3/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,192,793
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	1,192,793
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	46,950
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9,523	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	9,523
Total deductions	56,473
2d. SIPC Net Operating Revenues	$ 1,136,320
2e. General Assessment @ .0025	$ 2,841 (to page 1, line 2.A.)